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SEC
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MAR 0 1 2021

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 66424

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** (MM/DD/YY) AND ENDING **12/31/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TLG Lenox, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
3384 Peachtree Road NE, Suite 300
(No. and Street)

Atlanta	**GA**	**30326**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James M. Fite, Jr. **(404) 419-1660**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*
Rubio CPA, PC
(Name – if individual, state last, first, middle name)

2727 Paces Ferry Rd SE, Ste 2-1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **James M. Fite, Jr.**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **TLG Lenox, LLC**, as of **December 31, 2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

LORENA ANDRADE
NOTARY
EXPIRES
GEORGIA
04-25-2021
PUBLIC
DEKALB COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TLG Lenox, LLC

Financial Statements
For The Year Ended December 31, 2020
With Report of Independent
Registered Public Accounting Firm

TLG Lenox, LLC

Table of Contents
December 31, 2020

Report of Independent Registered Public Accounting Firm

Financial Statements

Statement of Financial Condition

Statement of Operations and Changes in Member's Equity

Statement of Cash Flows

Notes to Financial Statements

Supplementary Information

Schedule I - Computation of Net Capital

Schedule II and Schedule III – Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements

Report of Independent Registered Public Accounting Firm Related to the Exemption Report

Exemption Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
TLG Lenox, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TLG Lenox, LLC (the "Company") as of December 31, 2020, the related statements of operations and changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

February 19, 2021
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

TLG Lenox, LLC

Statement of Financial Condition
December 31, 2020

Assets		
Cash	**$**	**86,206**
Other		**2,470**
Right of Use Asset		**140,734**
Total assets	**$**	**229,410**
Liabilities and member's equity		
Liabilities		
Accounts Payable	**$**	**1,136**
Lease Liability		**160,586**
Total liabilities		**161,722**
Member's equity		**67,688**
Total liabilities and member's equity	**$**	**229,410**

See accompanying notes.

TLG Lenox, LLC

Statement of Operations and Changes in Member's Equity
For the Year Ended December 31, 2020

Revenues	
Investment Banking	$ 445,428
Other	287
Total Revenues	445,715
Expenses	
Compensation and Benefits	486,628
Occupancy	85,362
Technology and Communications	26,498
Other	85,833
Total expenses	684,321
Net loss	(238,606)
Member's equity,	
Beginning balance, December 31, 2019	64,703
Contribution of Expenses Paid by Member	241,591
Ending Balance, December 31, 2020	67,688

See accompanying notes.

TLG Lenox, LLC

Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities		
Net loss	**$**	**(238,606)**
Adjustments to reconcile net loss to net cash provided by operating activities:		
Items which do not affect cash - Contribution of Expenses Paid by Member		**241,591**
Changes in:		
Right of Use Asset		**79,958**
Accounts payable		**(326)**
Due from Parent		**5,578**
Other assets		**185**
Lease Liability		**(78,374)**
Net cash provided by operating activities		**10,006**
Net increase in cash		**10,006**
Cash,		
Beginning of year		**76,200**
End of year		**86,206**

See accompanying notes.

1. Summary of Significant Accounting Policies

Organization and Description of Business

TLG Lenox, LLC (the "Company") is a registered broker-dealer and is a wholly-owned subsidiary of Lenox Capital Partners, LLC (the "Member"), and an affiliate of The Lenox Group, LLC ("Lenox Group"), a middle market investment banker specializing in merger and acquisition advisory services and capital-raising transactions. As a limited liability company, the Member's liability is limited to its investment. The Company provides merger and acquisition and financial and capital advisory services to various clients and industries.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Cash

The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are due from clients mainly for providing financial advisory services. The collectibility of accounts receivable balances is regularly evaluated based on a combination of factors such as client credit-worthiness, past transaction history with the client, current economic and industry trends, and changes in client payment terms.

Revenue Recognition

Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time.; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measures of the Company's progress under the contract; whether revenue

should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contact liabilities.

The Company recognizes success fee revenues from capital raising services and merger and acquisition advisory services upon completion of a success fee based transaction. The Company recognizes certain retainer revenue from contracts with customers upon delivery of a list of possible participants to the transaction and delivery of specified marketing materials as these are the performance obligations identified by the Company. The amount of retainer revenue recognized without the consummation of a success fee based transaction or formal termination of the engagement was $110,000 and has been included in investment banking revenue in the accompanying Statement of Operations and Changes in Member's Equity.

Related Party Transactions

The Company has an informal expense sharing arrangement, whereby the Member pays for substantially all expenses of the Company, including personnel services, occupancy and other administrative costs and is reimbursed by Company.

Amounts paid by the Company to the Member in accordance with this arrangement were approximately $424,213 and an additional $241,591 in expenses were forgiven by the Member as a contribution to capital.

Financial condition and results of operations could differ from the amounts in the accompanying financial statements if this arrangement did not exist.

Income Taxes

As a limited liability Company, the tax consequences of the Company's operations all pass through to the Member who files income tax returns as a partnership. Accordingly, the

Company's financial statements do not include a provision for income taxes. Financial Accounting Standards Board ("FASB") Accounting Standards Codification "(ASC") 740 Accounting for Income Taxes, requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing jurisdictions. Management has analyzed the tax positions taken by the Company and has concluded that, as of December 31, 2020, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the Company's financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Subsequent Events

Subsequent events were evaluated through the date the financial statements were issued.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to 1. At December 31, 2020, the ratio of aggregate indebtedness to net capital was .32 to 1.00, and had net capital of $65,218 which was $60,218 in excess of its required net capital of $5,000.

3. Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2020.

4. Concentration

Approximately 72% of Investment Banking revenue earned during 2020 was from one customer.

5. Net Loss

The Company incurred a significant loss during the year ended December 31, 2020 and was dependent upon capital contributions from its Member for working capital and net capital. The Company's Member has represented that it intends to continue to make capital contributions, as needed, to insure the Company's survival for at least one year subsequent to the date of the report of the Independent Registered Public Accounting Firm.

Management expects the Company to continue as a going concern. The accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

6. Lease Commitments

The Company leases office space under a non-cancelable operating lease expiring in 2023. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes the lease liability and a right of use ("ROU") asset on its balance sheet by recognizing the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate, of 6% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments).

Maturity of the lease liability under the non-cancelable operating lease is as follows:

2021	$80,767
2022	$83,198
2023	$7,106
Total	$171,071

Total Undiscounted lease payments	$171,071
Less Imputed Interest	<30,337>
Plus Unamortized balance of lease incentive	19,852
Total Lease Liability	$160,586

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e. building's property taxes, insurance and common area maintenance). These variable lease payments are not included in the lease payments used to determine lease liability and are thus recognized as variable costs as incurred.

The total lease costs including variable costs associated with this lease for the year ended December 31, 2020 were $85,362.

Economic Risks
In March 2020, the World Health Organization ("WHO") declared COVID-19 global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While management believes the Company is in an appropriate position to sustain the potential short-term effects of these worldwide events, the direct and long term impact to the Company and its financial statements is undetermined at this time.

Supplementary Information

Schedule I
TLG LENOX, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION ACT OF 1934 AS OF DECEMBER 31, 2020

Computation of net capital	
Member's equity, December 31, 2020	$ 67,688
Less non-allowable assets	2,470
Net capital	**$ 65,218**
Aggregate Indebtedness:	
Total liabilities	**$ 161,722**
less: Right of Use Asset	**(140,734)**
	$ 20,988
Computation of Basic Net Capital Requirements:	
Minimum net capital required at greater of 6.67% of aggregate indebtedness or $5,000	**5,000**
Excess Net Capital	**60,218**
Ratio of aggregate indebtedness to net capital	**.32 to 1.00**

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2020

There was no significant difference between net capital in Focus Part IIA Form X-17A-5 as of December 31, 2020 and net capital as reported above.

TLG LENOX, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF' THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2020

With respect to the Computation for Determination of reserve requirement under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013 and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2020

With respect to the Information Relating to Possession and Control Requirement under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013 and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
TLG Lenox, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) TLG Lenox, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) TLG Lenox, LLC stated that TLG Lenox, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. TLG Lenox, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TLG Lenox, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

February 19, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

TLG Lenox LLC

Member FINRA and SIPC

3384 Peachtree Road, N.E. Suite 300 Atlanta, Georgia 30326 404.419.1660 Fax: 404 .419.1661

TLG LENOX, LLC'S EXEMPTION REPORT

We, as members of management of TLG Lenox, LLC (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have preformed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e. paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers other than money or other consideration received and promptly transferred in compliance with paragraph (a) or (b)(2) of the Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined by Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule {15c3-3 and related guidance stated in the SEC Staff FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving the placement and advisory services to customer consisting of capital raising activity throughout the year ended December 31, 2020 without exception.
3. The Company met the identified conditions for such reliance throughout the period January 1, 2020 to December 31, 2020 without exception.

James M. Fite, CFA

February 1, 2021

Additional Reporting Requirements
Arizona, Hawaii, Louisiana Domiciled Broker Dealer, & New Hampshire

Arizona:

There are two options for sending the annual Audit Report to the Arizona Corporation Commission within 60 days from the firm's fiscal year end.

1) File by email to SEC-AOD@azcc.gov. Submit the file in PDF format and include the broker dealer's name and Arizona file number (if you have it available) in the subject of the email.

2) File by mail to the following address:
   Arizona Corporation Commission
   Securities Division
   1300 W. Washington St.,
   Phoenix, AZ 85007

Hawaii:

A copy of the annual Audit Report is due to the following address **within 90 days of the broker-dealer's fiscal year-end**, generally USPS mailing should suffice.

Hawaii
Department of Commerce & Consumer Affairs
Division of Business Regulation
335 Merchant Street, Room 203
Honolulu, HI 96813

Louisiana Domiciled Broker Dealer:

A copy of the annual Audit Report is due to the following address within 90 days of the broker-dealer's fiscal year-end.

Louisiana Office of Financial Institutions Securities Division
8660 United Plaza Blvd., 2nd Floor
Baton Rouge, Louisiana 70809

New Hampshire:

A copy of the annual Audit Report is due to the following address. If an extension of time to file is granted by the SEC or FINRA and a copy of confirmation of such extension is received by the New Hampshire Bureau within 60 days from the firm's fiscal year end, such extension will be honored by the Bureau.

Bureau of Securities Regulation
State House, Room 204
107 North Main Street
Concord, NH 03301-4989

SEC Regional Offices (Continued):

Jurisdiction: Florida, Mississippi, Louisiana, U.S. Virgin Islands, and Puerto Rico

Securities and Exchange Commission
Miami Regional Office
801 Brickell Ave., Suite 1800
Miami, FL 33131
(305) 982-6300

Jurisdiction: New York and New Jersey

Securities and Exchange Commission
New York Regional Office
200 Vesey Street, Suite 400
New York, NY 10281
(212) 336-1100

Jurisdiction: Delaware, Maryland, Pennsylvania, Virginia, West Virginia, and District of Columbia

Securities and Exchange Commission
Philadelphia Regional Office
1617 John F. Kennedy Boulevard, Suite 520
Philadelphia, PA 19103
(215) 597-3100

Jurisdiction: Utah

Securities and Exchange Commission
Salt Lake Regional Office
351 S. West Temple St., Suite 6.100
Salt Lake City, UT 84101
(801) 524-5796

Jurisdiction: Washington, Oregon, Alaska, Montana, Idaho, and Northern California.

Securities and Exchange Commission
San Francisco Regional Office
44 Montgomery Street, Suite 2800
San Francisco, CA 94104
(415) 705-2500

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
TLG Lenox, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) TLG Lenox, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) TLG Lenox, LLC stated that TLG Lenox, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. TLG Lenox, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TLG Lenox, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

February 19, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

TLG Lenox LLC

Member FINRA and SIPC

3384 Peachtree Road, N.E. Suite 300 Atlanta, Georgia 30326 404.419.1660 Fax: 404 .419.1661

TLG LENOX, LLC'S EXEMPTION REPORT

We, as members of management of TLG Lenox, LLC (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have preformed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e. paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers other than money or other consideration received and promptly transferred in compliance with paragraph (a) or (b)(2) of the Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined by Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule {15c3-3 and related guidance stated in the SEC Staff FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving the placement and advisory services to customer consisting of capital raising activity throughout the year ended December 31, 2020 without exception.
3. The Company met the identified conditions for such reliance throughout the period January 1, 2020 to December 31, 2020 without exception.

James M. Fite, CFA

February 1, 2021